Notice to ASX

Change of registered office

9 October 2017

Rio Tinto Limited has today changed its registered office to Level 7, 360 Collins Street, Melbourne Victoria 3000.

Telephone and facsimile numbers remain unchanged.

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404